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                           December 21, 2023

       Emmet Pepe
       Chief Financial Officer
       GSE SYSTEMS INC
       6940 Columbia Gateway Drive, Suite 470
       Columbia, MD 21046

                                                        Re: GSE SYSTEMS INC
                                                            Registration
Statement on Form S-3
                                                            Filed December 19,
2023
                                                            File No. 333-276128

       Dear Emmet Pepe:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Austin
Pattan at 202-551-6756 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Technology
       cc:                                              Scott Wilson